Exhibit (c)(3)

Project Kanu February 23, 2010 Presentation to the Board of Directors STRICTLY PRIVATE & CONFIDENTIAL

Disclaimer  The following discussion materials are highly confidential and constitute privileged information.  These materials are intended only for the Board of Directors (the “Board”) of Crystal River Capital Inc. (“Crystal River” or the “Company”), in evaluating the proposed transaction described herein and were not prepared with a view to public disclosure or to conform with any disclosure standards under applicable securities laws or otherwise. These materials were not prepared for use by readers not as familiar with the business and affairs of Crystal River as the Board and, accordingly, neither Crystal River nor Broadpoint Capital, Inc. (“Broadpoint.Gleacher”) nor their respective legal or financial advisors or accountants take any responsibility for the accompanying material when used by persons other than the Board. These materials may not be copied, reproduced, distributed or shared with any other persons for any reason without the explicit written permission of Broadpoint.Gleacher, except as required by law.  These materials are not intended to provide the sole basis for evaluating the proposed transaction, do not purport to contain all information that may be required for any such evaluation and should not be considered a recommendation with respect to any transaction.  In addition, these materials are not complete without the accompanying oral discussion.  No single analysis contained herein can be deemed more or less important than any other analysis and these analyses must be considered, in their totality, with the oral discussion.  These materials have been prepared by relying, with the Company’s agreement, on information provided by or otherwise made available to us by the Company and public sources and through discussions with members of the Company concerning the business and financial condition, earnings, cash flow, assets, liabilities and prospects of the Company as a whole.  In particular, financial projections have been reasonably prepared and are consistent with the best currently available estimates and judgments of the senior management of the Company as to the future financial performance of the Company.  Broadpoint.Gleacher has assumed and relied on the accuracy and completeness of all such information and on the reasonable preparation, based on the best currently available information, of any assumptions or forecasts, in each case supplied or otherwise made available to us by the Company.  None of Broadpoint.Gleacher or its affiliates or their respective officers, directors, employees, advisors, agents or representatives represents or warrants the accuracy or completeness of any of the material set forth herein, and, in particular, no representation or warranty is or can be made as to the accuracy and achievability of any such projections or estimates.  These materials are necessarily based upon information available to Broadpoint.Gleacher and financial, stock market and other conditions and circumstances existing and disclosed to Broadpoint.Gleacher, as of the date of the material. Broadpoint.Gleacher does not have any obligation to update, revise or reaffirm the accompanying materials.  Broadpoint.Gleacher has not performed any independent valuation or appraisal of the assets or liabilities, contingent or otherwise, of the Company or its subsidiaries or been furnished with any such valuations or appraisals nor have we evaluated the solvency or fair value of the Company under any state or federal laws relative to bankruptcy, insolvency or similar matters.

Table of Contents Merger Summary Situation Overview Financial Analysis Appendices Financial Projections WACC Analysis DCF Detail

Merger Summary 1

Introduction This presentation summarizes the financial and other analyses conducted by Broadpoint.Gleacher pertaining to a proposed acquisition (the “Acquisition”) of Crystal River by Brookfield Asset Management Inc. (“Brookfield”), in accordance with the terms of the Agreement and Plan of Merger between Brookfield, certain Affiliates and the Company dated February 23, 2010 (the “Agreement”) The Board has asked for Broadpoint.Gleacher’s opinion as to whether, as of the date of such opinion, the consideration to be received by Crystal River’s common shareholders (other than Brookfield and its affiliates and any other affiliates of Crystal River) pursuant to the Agreement is fair from a financial point of view to such shareholders

Strategic Alternatives Process Overview On August 28, 2009, the Company announced the resignation of its Chief Executive Officer, William Powell, to pursue other Brookfield initiatives; the appointment of Rodman Drake as interim Chief Executive Officer; the formation of the Special Committee of the Board of Directors (the “Special Committee”) to explore strategic alternatives and the retention of Broadpoint.Gleacher and Goodwin Procter as advisors On August 28, 2009, the Special Committee authorized Broadpoint.Gleacher to commence a complete review of strategic and financial alternatives, including, but not limited to, the potential sale of the company or all or some of its assets, a joint venture involving certain assets and its options to access equity capital  Since that time, Broadpoint Gleacher, at the direction of the Special Committee, has conducted a comprehensive process  Contacted 59 parties, including commercial mortgage servicers, mortgage REITs, diversified financial institutions, financial sponsors and real estate owners who specialize in the ownership and management of triple-net real estate  Compiled materials provided by the Manager, as defined herein, and organized an online data room Conducted telephonic and in-person meetings with potential buyers and answered bidder diligence requests Provided potential buyers with an opportunity to buy the whole company or some or all of its assets Received indications of interest from one party for all of the Company’s assets, two parties for certain of the Company’s assets and two other indications for only the Company’s triple net leased office properties on or before the week of November 13, 2009 None of these proposals in and of themselves provided a complete solution for the Company’s stakeholders, and as a result, a restructuring of the Company’s debt was pursued As part of the strategic alternatives process, Broadpoint.Gleacher restructured the Company’s trust preferred securities (“TruPS”), which had an aggregate $50 million liquidation preference Broadpoint.Gleacher met with representatives of RAIT Financial Trust (acting as fiduciary for the holders of the TruPS); informed RAIT of the status of the sales process; provided RAIT with access to the Company’s online data room and negotiated the terms of the restructuring with the assistance of the Special Committee, the Company’s Manager and counsel The Company announced a TruPS restructuring transaction on December 30, 2009 which closed on January 29, 2010 The Company’s secured revolving credit facility lender consented to the restructuring transaction

Brookfield Sale Transaction Timeline  On November 25, 2009, Broadpoint.Gleacher received a letter from Brookfield indicating its intent to make an offer for all of the outstanding shares of Crystal River at a premium to the current market price, which at the time was $0.51 per share Broadpoint.Gleacher and Brookfield had subsequent conversations following this initial indication in an attempt to obtain a more definitive offer  Concurrently, the Company and its advisors continued discussions with RAIT to restructure the outstanding TruPS On January 19, 2010, Brookfield delivered another letter to the Company indicating its interest to acquire the shares of the Company for $0.50 (the share price at the time was $0.43 per share), subject to the following conditions Closing of the TruPS restructuring transaction  Cap on certain expenses up to $4.0 million Sale of certain CMBS equity interests and the assignment of rights to appoint the collateral manager in CDO 1 and CDO 2, as defined herein Subsequent to the receipt of the revised letter, Broadpoint.Gleacher continued discussions with Brookfield to address the conditions and base offer price per share Additionally, throughout the process of these discussions, Broadpoint.Gleacher continued to have discussions with the other third parties previously mentioned Only one bidder expressed an interest in purchasing all of the assets of the Company; this bidder did not have an interest in purchasing the Company’s stock Broadpoint.Gleacher received oral indications for the assets of the Company from this bidder in the $30+ million range There was continued dialogue with this bidder throughout the process and they are bidding in connection with the sale of certain assets

Brookfield Sale Transaction Timeline (Continued) On February 3, 2010, Broadpoint.Gleacher received from Brookfield a revised, non-binding indication of interest for all the outstanding shares of Crystal River for a minimum of $0.55 per share The Special Committee determined to pursue a transaction with Brookfield based on this most recent letter and requested Brookfield to begin drafting the Agreement; completion is expected the week of February 22, 2010 On February 23, 2010, both parties agreed to a revised transaction as follows: Cash consideration of $0.60 per share of Crystal River No impact to consideration based on the sale of certain CMBS interests and rights to appoint the collateral manager (inclusive of its CMBS special servicing rights) under the collateral management agreement for both of the CDOs Once the Agreement is signed, Crystal River and Brookfield will cooperate in a commercially reasonable manner to effect the CMBS Sales and the Collateral Management Assignment prior to or contemporaneously with the closing of the Transaction, on terms and for consideration mutually agreeable by the parties

Crystal River will receive per share consideration in cash equal to $0.60 per share Offer Summary  Total Purchase Price Form of Consideration Crystal River shareholders will receive $0.60 per share, representing a fully diluted equity value of $15.2 million and an enterprise value(1) of $296.1 million (1) Enterprise value equals fully diluted equity value at bid price, less cash as of 01/31/2010, plus outstanding revolving credit facility, mortgage debt and collateralized debt obligations, as of 12/31/2009, as per the Manager. The acquisition is being financed by a combination of cash on hand and committed bank facilities Cash Financing Form of Transaction Brookfield will acquire all of the Company’s outstanding stock (other than shares currently held by Brookfield) in a one-step merger The acquisition would be made by an indirect wholly owned subsidiary of Brookfield Asset Sales and Transfers Crystal River will cooperate with Brookfield to: (i) transfer and sell to one or more unaffiliated parties the following controlling class CMBS interests currently held by the Company (the “CMBS Sales”): BSCMS 2005-PWR9 Class S; CSMC 2006-C1 Class S; GMACC 2005-C1 Class N; WBCMT 2005-C18 Class P; and its designation as controlling class representative for BSCMS 2006-PW13; and  (ii) assign its rights to appoint the collateral manager (inclusive of its CMBS special servicing rights) under the collateral management agreement for each of Crystal River CDO 2005-1, Ltd. (“CDO 1”) and Crystal River Resecuritization 2006-1 Ltd. (“CDO 2”) and cause the appointment of a successor collateral manager under those agreements (the “Collateral Management Assignment”)

Offer Summary (Continued) Timing Brookfield believes that it can complete the transaction in approximately 60 to 90 days from the date of the execution of the Agreement Other Material Terms / Conditions The transaction is not subject to any financing contingency The terms and conditions of the proposal have been approved by the necessary parties at Brookfield No break-up fee or exclusivity; however, in the event that the transaction is not completed, in certain circumstances, Brookfield requires reimbursement of third party expenses Prior to or contemporaneously with the closing of the transaction, Crystal River will: Form a new wholly-owned subsidiary (“Newco”) and contribute the note and equity interests that the Company directly and indirectly holds in CDO 1 into Newco Cause Newco to make (A) an Internal Revenue Code section 362(e) election to preserve the tax basis in the CDO 1 notes and equity and (B) a REIT election

Situation Overview 2

Background and Relationship With Brookfield and Affiliates  Crystal River was formed on January 25, 2005 by Brookfield, the ultimate parent Company of Hyperion Crystal River Capital Advisors LLC, Crystal River’s external manager (the “Manager”), to make investments in real estate securities, loans and other real estate related instruments Crystal River raised $435.0 million in a private placement of its common stock in March 2005, a portion of which was purchased by an affiliate of Brookfield and employees of the Manager Crystal River raised $172.5 million in its initial public offering at a price of $23.00 per share in August 2006, at which time additional shares were purchased by an affiliate of Brookfield and employees of the Manager Brookfield is the Company’s senior lender and provides a secured revolving line of credit to Crystal River with a current amount outstanding of $28.9 million The Company entered into this secured revolving credit facility in August 2007 with an initial total commitment of $175 million (subsequently reduced several times by amendment) Given the Company’s funding difficulties, Brookfield extended the maturity date of the secured revolving credit facility that it provided to the Company from May 2009 to May 2010 and committed to work with the Company to further restructure the secured revolving credit facility Brookfield indicated its willingness to consider restructuring the secured credit facility but initial discussions did not yield terms that were acceptable to the Company  Brookfield is the Company’s second largest shareholder, holding 8.4% of the outstanding shares of the Company

Crystal River Major Shareholders(1) Crystal River’s significant shareholders have remained static in recent quarters The total number of shareholders is unknown but thought to be in the thousands. Majority ownership lies with a broad group of retail investors that have not been in active dialogue with management or the Board (1) Source: Public filings as of 02/23/2010. Assumes basic shares outstanding.  (2) Represents ownership by Brookfield affiliates Norma, Imagine and Hyperion of 1,000,000, 800,000 and 290,751 shares respectively.  Crystal River Major Shareholders Name Shares (mm) % Private Management, Inc. 3.746 15.0% Brookfield Asset Management Inc. (2) 2.091 8.4% Louis P. Salvatore  0.162 0.6% William F. Paulsen  0.142 0.6% Leon & Toby Cooperman Foundation 0.100 0.4% Karpas Strategies, LLC 0.093 0.4% Harald Hansen  0.081 0.3% Rodman L. Drake 0.076 0.3% Clifford E. Lai 0.064 0.3% William M. Powell 0.040 0.2% Tealwood Asset Management Inc. 0.020 0.1% Jon C. Tyras 0.011 0.0% Janet Graham 0.010 0.0% Craig J. Laurie  0.005 0.0% Putnam Investment Management 0.005 0.0% Top 2 Holders 5.836 23.4% All Publicly Disclosed Holders 6.645 26.7%

Market Environment Commencing in early 2007, the markets for certain of the Company’s assets began to deteriorate in response to the decline in values in the residential property market in the United States These declines continued unabated throughout 2007 and came to affect the markets for all of the Company’s assets.  At the same time, the Company’s ability to access financing deteriorated as well   Pricing for the Company’s assets and financing conditions further deteriorated in 2008, culminating in the financial crisis which caused substantial declines in most financial asset classes and threatened the liquidity and solvency of certain financial institutions in the third quarter of 2008 The repo markets and the CDO funding markets (upon which the Company relied to finance a significant portion of its assets) were among the many funding markets which became illiquid in 2007 and 2008 Funding in these markets became commercially unavailable so the Company sold its portfolio of Agency MBS in 2008 The Company’s common shares were delisted from the NYSE and commenced trading on the bulletin board as of December 18, 2008 The Company’s shares are thinly traded; the average daily volume over the past six months was approximately 45,000 shares a day The Company has no coverage from Wall Street research analysts Limited institutional investor base The Company owns deeply subordinated CMBS bonds with credit ratings between unrated and BBB- While prices have risen for AAA and AA CMBS (and in some case AA and A), there has been no improvement in pricing of CMBS rated BBB- and below due to the expectation that all principal will be lost Real estate values have fallen by an estimated 35% - 40% since the peak of the market in 2007(1) Most CMBS loans originated during 2005 to 2007 at 70% - 80% LTV (1) Source: Green Street Advisors, 06/16/2009.

Market Environment (Continued) Since the Company’s announcement on August 28, 2009 The Company’s stock price has fallen 56.7% from $1.80 to $0.78 per share An index of comparable mortgage REITs, as defined on the subsequent page, has decreased 4.4% Financial distress continues to impact mortgage REITs and commercial mortgage servicers generally Realty Finance Corp. (fka CBRE Realty Finance) entered into a letter of intent to be acquired by Stoneleigh Partners Acquisition Corp. (a blank check company) on April 8, 2009; the transaction was never completed and Realty Finance Corp. has not produced financial statements since its 10-K dated December 31, 2008 Centerline Holding Company announced that it was seeking investors to accomplish a recapitalization on July 6, 2009 and announced on September 18, 2009 that it was still in discussions Capmark Financial filed for chapter 11 bankruptcy on October 25, 2009 Anthracite Capital defaulted on several of its debt instruments on December 7, 2009 LNR Property Corporation announced that it hired Lazard to explore strategic alternatives on January 14, 2010

Market Environment (Continued)(1) LTM Share Price Performance Crystal River Mortgage REITs(2) S&P 500 (1) Source: Capital IQ.  Market statistics as of 02/22/2010. (2) Mortgage REITs include Anthracite Capital, Arbor Realty Trust, Capital Trust, Gramercy Capital, iStar Financial, JER Investors Trust Inc., Newcastle Investment Corp., NorthStar Realty Finance Corp., RAIT Financial Trust and Realty Finance Corporation (fka CBRE Realty Finance, Inc.). Equal-weight index. Crystal River has lagged its peers and the broader market over the last twelve months 08/28/09: Resignation of CEO (Bill Powell), formation of Special Committee and hiring of Broadpoint.Gleacher 08/10/09: Announced Q2 2009 results 11/06/09: Announced Q3 2009 results and suspension of quarterly dividend 12/30/09: Announced agreement to restructure outstanding Trust Preferred Securities 02/04/10: Announced the completion of the exchange and discharge of its Trust Preferred Securities (100%) (50%) 0% 50% 100% 150% 200% 250% Feb-09 Apr-09 Jun-09 Aug-09 Oct-09 Dec-09 Feb-10 15%  129%  49%

Market Environment (Continued)(1) Crystal River equity holders have experienced substantial value decline over the past three years The Company’s equity returns are comparable to mortgage REITS Three Year Share Price Performance (1) Source: Capital IQ.  Market statistics as of 02/22/2010. (2) Mortgage REITs include Anthracite Capital, Arbor Realty Trust, Capital Trust, Gramercy Capital, iStar Financial, JER Investors Trust Inc., Newcastle Investment Corp., NorthStar Realty Finance Corp., RAIT Financial Trust and Realty Finance Corporation (fka CBRE Realty Finance, Inc.). Equal-weight index. Crystal River Mortgage REITs(2) S&P 500 (100%) (80%) (60%) (40%) (20%) 0% 20% Feb-07 Aug-07 Feb-08 Aug-08 Feb-09 Aug-09 Feb-10 (97%) (93%) (24%)

Cash Flow Projections Comparison – Net Cash Flow(1) ($ in millions) Cash Flow less normal operating expenses and interest related to the secured credit facility has seen similar downward revisions over the past six months Estimates as of 7/31/09(3) Estimates as of 12/31/09(3) Estimates as of 9/30/09(3) (1) Based on estimates provided by the Manager. Assumes NNN properties are relinquished for no value at time of principal repayment. (2) 2010 represents a stub year beginning on 02/01/2010.   (3) Pro forma for TruPS transaction. Does not include projected cash flow from CRE loans or 50% of projected interest and principal repayments from CMBS bond, JPMCC 2006-LDP8 H.  (2) (10.0) (5.0) 0.0 5.0 10.0 15.0 $20.0 2010 2011 2012 2013 2014 2015 2016 2017

Asset Pricing Comparison(1) ($ in millions) Crystal River’s CMBS securities held in the REIT have declined 51.6% in value since June 2009, while the blended price of RMBS securities held in the REIT has increased approximately 35.3% over the same period (1) Source: Asset pricing from the Manager. Represents assets held in the REIT (excludes securities held in CDO1 and CDO2). (2) Represents weighted average pricing of Option ARM, 30-year CLN, Prime Fixed, Prime Hybrid and Subprime RMBS securities. CMBS Securities RMBS Securities(2) (% of Par Value) 1.00% 2.00% 3.00% 4.00% 5.00% 6/30/2009 9/30/2009 12/31/2009 6/30/2009 9/30/2009 12/31/2009 Book Val. % of Par Market Val. Book Val. % of Par Market Val. Book Val. % of Par Market Val. CMBS $295.7   3.97% $11.7   $293.9   4.15% $12.2   $270.5   1.92% $5.2   RMBS 86.3   3.44% 3.0   56.1   4.08% 2.3   45.2   4.66% 2.1

STRICTLY PRIVATE & CONFIDENTIAL

Strategic Alternatives Process Summary

- On behalf of the Special Committee of the Company, Broadpoint.Gleacher solicited indications of interest from both strategic and financial buyers. Specifically, Broadpoint.Gleacher targeted:
  - Top 10 CMBS special servicers and selected, smaller commercial mortgage servicers
  - REITs, Mortgage REITs and other real estate investors focused on NNN real-estate
  - Financial sponsors with experience in evaluating, and a preference for, both NNN real-estate and collateralized debt
  - Existing stakeholders of Crystal River
  - Other opportunistic investors

Stage	# of Parties
Contacted	59
Signed NDA	27
Accessed Dataroom	26
Indications of Interest[1]	6

[1] Includes indications for certain assets of the Company as well as indications for the entire Company.

PROJECT KANU

19

Broadpoint.Gleacher

STRICTLY PRIVATE & CONFIDENTIAL

TruPS Restructuring[1]

($ in millions)

- On December 30, 2009 Crystal River announced that it had signed a letter of intent to restructure its outstanding TruPS and the transaction closed on January 29, 2010
- Pursuant to an agreement with the TruPS holder, Crystal River exchanged certain of its assets for the outstanding TruPS held by vehicles managed by RAIT Financial Trust
- Crystal River transferred the following assets: the Walgreens mezzanine loan participation, the Forestville whole loan (including proceeds received in the last 30 days of $863,262), a CMBS bond titled JPMCC 2006-LDP8 H (aggregate principal balance of $500,000), $1 million in cash as well as a 1% underwriting, legal and due diligence fee ($500,000)

	Consideration	
	Face Value	Mkt. Value as of 12/31/09
Walgreens Mezz. Participation	$11.1	$5.1
Forestville Whole Loan	2.5	1.7
JPMCC 2006-LDP8 H	$0.5	$0.1
Cash[2]	$1.5	$1.5
Total		**$8.3**
Par value[3]		$50.0
% of Par		*16.6%*

[1] Source: Asset pricing provided by the Manager, as of 12/31/2009.
[2] Consists of $1 million exchange fee, and approximately $500,000 in underwriting, legal and due diligence costs (1% of liquidation preference).
[3] Does not include $1.55 million of preferred shares held by Crystal River; a structural requirement of the initial TruPS issuance.

PROJECT KANU

20

Broadpoint.Gleacher

Standalone Alternatives If Crystal River were to remain a standalone entity it would likely encounter the following challenges: The Company’s secured revolving credit facility with Brookfield matures in May 2010 and is secured by substantially all of the assets of the Company.  It is unlikely that the Company could refinance the entire amount of the facility with a third party on terms comparable to the existing facility Furthermore, Crystal River does not have the liquidity required to repay the facility when it comes due Widely dispersed share ownership (>300 holders) makes it difficult to pursue de-listing strategy to eliminate public company costs The Company maintains a positive cash balance with ongoing public company costs through Q2 2014 The value of the CMBS special servicing rights cannot be realized by the Company in the current state because it is not a rated special servicer and that value is speculative depending upon the timing and severity of defaults of the underlying loans

Financial Analysis 3

Diligence Overview For the purposes of this presentation, Broadpoint.Gleacher has: Reviewed certain publicly available financial statements and other information of the Manager and Crystal River Reviewed certain internal financial statements and other financial and operating data concerning Crystal River prepared by management Analyzed certain financial projections prepared by the management of Crystal River, which projections the Company has represented to us are consistent with the best judgments of the Company’s management as to the future financial performance of the Company and are the best currently available forecasts with respect to such future financial performance of the Company, including certain information regarding the overall viability and general prospects of the Company Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company and the Manager Reviewed the draft Agreement and certain related documents Performed such other analyses and considered such other factors as we have deemed appropriate

STRICTLY PRIVATE & CONFIDENTIAL

Financial Analysis Methodology Summary

Broadpoint.Gleacher has performed a number of financial analyses:

Comparable Company Analysis

- An analysis of the current trading multiples of selected publicly traded companies that Broadpoint.Gleacher deemed relevant and a comparison of those trading multiples to Crystal River's current trading multiples and those implied by the offer

Premiums Paid

- Broadpoint.Gleacher reviewed comparable precedent M&A transactions and the premiums paid to stockholders over the 1-day prior and 30-day prior average closing price

Discounted Cash Flow Analysis

- An analysis of the present aggregate value of the projected free cash flows for Crystal River
- The Brookfield loan is assumed to be re-financed at the same terms as presently exist when it becomes due May 15, 2010
- Two separate cases assuming projections through 1H 2014 and 2017, respectively

Net Asset Value ("NAV") Analysis

- A "sum of the parts" net asset value based on an aggregation of the net asset value of each of Crystal River's assets

Other Considerations

- Net Operating Losses
- CMBS Special Servicing Rights

PROJECT KANU

24

Broadpoint.Gleacher

Valuation Summary(1) ($ in dollars per share) (1) Assumes 25.4 million fully diluted shares outstanding, includes RSUs and DSUs. Current  $0.78 Offer  $0.60 $0.54 $0.90 ($0.38) ($0.26) ($0.85) $0.98 ($0.50) ($0.39) ($0.94) $0.59 ($1.25) ($1.00) ($0.75) ($0.50) ($0.25) $0.00 $0.25 $0.50 $0.75 $1.00 Premiums Paid (1-day) Premiums Paid  (30-day avg.) DCF (Case 1) DCF (Case 2) Net Asset Value

STRICTLY PRIVATE & CONFIDENTIAL

Comparable Companies

($ in millions, except per share)

Company	Price 2/22/2010	% of 52-Week High	Equity Value[1]	Enterprise Value[2]	P / E[3] CY2010E	P / E[3] CY2011E	Price / BVE	Price / Tangible BVE	CY2010E ROE[3]	LT EPS Growth[3]	Dividend Yield 2010E[3]
Mortgage REITs											
Anthracite Capital, Inc.	$0.19	13.2%	$18	$2,120	NA	NA	0.1x	0.1x	NA	NA	0.0%
Arbor Realty Trust Inc.	2.48	58.6	63	1,836	NM	NA	0.3	0.3	(48.3%)	NA	0.0
Capital Trust, Inc.	1.71	45.0	38	2,143	NM	NA	0.2	0.2	(53.9)	NA	0.0
Gramercy Capital Corp.	3.62	78.5	181	5,233	NM	NA	0.4	4.5	(42.3)	NA	0.0
iStar Financial Inc.	3.79	88.6	426	12,201	NM	NA	0.3	0.4	(35.3)	NA	0.0
JER Investors Trust Inc.	0.15	4.9	1	195	NA	NA	NM	NM	NA	NA	0.0
Newcastle Investment Corp.	2.19	55.6	116	5,161	0.6x	NA	NM	NM	NM	NA	0.0
NorthStar Realty Finance Corp.	4.39	84.1	328	2,449	9.5	NA	0.3	0.3	2.9	7.0%	9.1
RAIT Financial Trust	1.72	49.9	128	2,269	NM	NA	0.2	0.2	(3.8)	NA	0.0
Crystal River Capital Inc.[4]	**$0.78**	**31.6%**	**$19**	**$300**	**NA**	**NA**	**NM**	**NM**	**NA**	**NA**	**0.0%**
				Mean (excl. CYRV)	5.1x	NA	0.2x	0.8x	(30.1%)	7.0%	1.0%
				Median (excl. CYRV)	5.1	NA	0.3	0.3	(38.8)	7.0	0.0

Source: Company Filings, Bloomberg and Capital IQ. Financials as of 9/30/09. Financials pro forma for transactions completed since latest filings.
NM: Not Meaningful. NA: Not Available.
Stock prices and estimates as of 02/22/10.
(1) Includes shares and operating partnership units.
(2) Equals the sum of equity market value, preferred securities and trust preferred securities at liquidation preference, consolidated and company's share of unconsolidated debt less cash.
(3) Consensus estimates from Bloomberg.
(4) Crystal River balance sheet data as of 12/31/09. Source: The Manager.

PROJECT KANU

26

Broadpoint.Gleacher

Precedent Transactions(1) ($ in millions) (1) Source: Public filings, company press releases and Bloomberg. (2) Equity value at time of transaction announcement to existing common stockholders and in-the-money option holders (when applicable) of the target. (3) Average closing price of last 30 trading days. (4) Excludes dividend of $0.3494 per share payable to all stockholders. (5) A subsidiary of Caisse de Depot et Placement du Quebec. P / Equity  Book Val. Premium to Ann. Date Target Acquiror Value (2) Equity Last Close 30-Day Avg. (3) 1/29/2008 Quadra Realty Trust Hypo Real Estate Capital $274 0.8x 33.8% 36.5% 8/9/2006 Saxon Capital Morgan Stanley 706 1.2 28.5 24.8 5/25/2006 Aames Investment Accredited Home Lenders Holding 340 1.3 (6.5) 0.0 10/6/2005 CRIIMI MAE CDP Capital-Financing (5) 328 0.7 31.5 10.7 8/29/2004 LNR Cerberus 1,880 1.7 6.8 14.4 11/15/2002 FBR Asset Investment Friedman Billings Ramsey Group 869 1.2 22.2 18.0 Median 1.2x 25.4% 16.2% Mean 1.1 19.4 17.4 (4) (4) (4) (4)

(1) Source: Public filings, company press releases and Bloomberg. Market prices as of 02/22/2010. (2) Net debt equals outstanding revolving credit facility, mortgage debt and collateralized debt obligations, as of 12/31/2009, less cash balance as of 01/31/2010. Source: the Manager. Precedent Transactions Analysis(1) ($ in millions; except per share) Selected Range Last Close Implied Value Calculation 30-Day Trading Average Implied Value Calculation Selected Range Low: 15.0% High: 25.0% Low: 10.0% High: 20.0% 30-Day Trading Premium Value Avg. Low High Low - High Implied Share Price $0.49 10.0% 20.0% $0.54 $0.59 Low High Implied Share Price $0.54 - $0.59 Shares Outstanding (mm) 25.4 - 25.4 Implied Equity Value $13.6 - $14.9 Plus: Net Debt (2) 280.9 280.9 Implied Firm Value $294.6 - $295.8 (6.5%) 33.8% 25.4% 19.4% (10.0%) 0.0% 10.0% 20.0% 30.0% 40.0% Mean Median High Low 0.0% 36.5% 16.2% 17.4% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% Mean Median High Low Curr. Share  Premium Value Price Low High Low - High Implied Share Price $0.78 15.0% 25.0% $0.90 $0.98 Low High Implied Share Price $0.90 - $0.98 Shares Outstanding (mm) 25.4 - 25.4 Implied Equity Value $22.7 - $24.7 Plus: Net Debt (2) 280.9 280.9 Implied Firm Value $303.7 - $305.7

STRICTLY PRIVATE & CONFIDENTIAL

Crystal River DCF (Scenario 1)

($ in millions, except per share)

Assumptions

- Management projections for February 1, 2010 through June 30, 2014, as of January 13, 2010
  - Projections only through 1H 2014, as the Company has a projected negative cash balance after this period
  - All public company costs are included throughout the projection period; Company will pay approximately $1.1 million[1] in outstanding payables
  - Brookfield continues to be the Manager at no cost to the Company
  - Assumes that the Company is liquidated in 2H 2014 and that the value obtained for the assets still held (PV of $4.6 million at that time) will not exceed the costs of wind-down / liquidation
- No taxes; retains REIT status, NOLs sufficient to manage dividend policy
  - No values placed on NOLs or servicing rights
- WACC for all cash flow streams of 16.0%
- Assumes mid-period convention on a quarterly basis
- No terminal value

Sensitivity Analysis

Present Value of Projected Cash Flows

% of Projected Revenue Stream	Discount Rate 14.0%	15.0%	16.0%	17.0%	18.0%
90%	$3.0	$3.0	$3.0	$3.0	$3.0
95%	4.1	4.1	4.1	4.1	4.1
100%	5.3	5.3	5.2	5.2	5.2
105%	6.4	6.4	6.3	6.3	6.3
110%	7.6	7.5	7.5	7.4	7.3

Implied Equity Value[2]

% of Projected Revenue Stream	Discount Rate 14.0%	15.0%	16.0%	17.0%	18.0%
90%	($24.9)	($24.9)	($24.9)	($24.9)	($24.9)
95%	(23.8)	(23.8)	(23.8)	(23.8)	(23.9)
100%	(22.7)	(22.7)	(22.7)	(22.7)	(22.8)
105%	(21.5)	(21.6)	(21.6)	(21.7)	(21.7)
110%	(20.4)	(20.4)	(20.5)	(20.6)	(20.6)

Implied Price / Share

% of Projected Revenue Stream	Discount Rate 14.0%	15.0%	16.0%	17.0%	18.0%
90%	($0.98)	($0.98)	($0.98)	($0.98)	($0.98)
95%	(0.94)	(0.94)	(0.94)	(0.94)	(0.94)
100%	(0.89)	(0.89)	(0.90)	(0.90)	(0.90)
105%	(0.85)	(0.85)	(0.85)	(0.85)	(0.86)
110%	(0.80)	(0.81)	(0.81)	(0.81)	(0.81)

(1) As of 01/31/2010.
(2) Assumes present value of cash flows less recourse debt (Brookfield loan) of $28.9 million plus cash of $1.0 million.

29

PROJECT KANU

Broadpoint.Gleacher

Crystal River DCF (Scenario 2)  ($ in millions, except per share) Assumptions Sensitivity Analysis Implied Equity Value(2) Implied Price / Share Management projections for February 1, 2010 through December 31, 2017, as of January 13, 2010 Projections through 2017, as the Company will relinquish control of the NNN leased properties at debt maturity All public company costs are eliminated as of January 1, 2010; Company will still pay approximately $1.1 million(1) in outstanding payables Brookfield continues to be Manager at no cost to the Company Substantially all cash flow ceases after 2017 No taxes; retains REIT status, NOLs sufficient to manage dividend policy No values placed on NOLs or servicing rights WACC for all cash flow streams of 16.0%,  Assumes mid-period convention on a quarterly basis No terminal value Present Value of Projected Cash Flows (1) As of 01/31/2010. (2) Assumes present value of cash flows less recourse debt (Brookfield loan) of $28.9 million plus cash of $1.0 million. Discount Rate 14.0% 15.0% 16.0% 17.0% 18.0% 90% ($0.41) ($0.42) ($0.43) ($0.44) ($0.46) 95% (0.36) (0.37) (0.38) (0.39) (0.40) 100% (0.30) (0.32) (0.33) (0.34) (0.35) 105% (0.25) (0.26) (0.28) (0.29) (0.30) 110% (0.19) (0.21) (0.22) (0.24) (0.25) % of Projected  Revenue Stream Discount Rate 14.0% 15.0% 16.0% 17.0% 18.0% 90% $17.6 $17.3 $17.0 $16.7 $16.4 95% 18.9 18.6 18.3 18.0 17.7 100% 20.3 19.9 19.6 19.3 19.0 105% 21.7 21.3 20.9 20.6 20.2 110% 23.0 22.6 22.3 21.9 21.5 % of Projected  Revenue Stream Discount Rate 14.0% 15.0% 16.0% 17.0% 18.0% 90% ($10.4) ($10.7) ($11.0) ($11.3) ($11.5) 95% (9.0) (9.4) (9.7) (10.0) (10.3) 100% (7.7) (8.0) (8.3) (8.7) (9.0) 105% (6.3) (6.7) (7.0) (7.4) (7.7) 110% (4.9) (5.3) (5.7) (6.1) (6.4) % of Projected  Revenue Stream

STRICTLY PRIVATE & CONFIDENTIAL

NAV (Asset Overview)

($ in millions, except per share)

- Crystal River holds tangible assets with an approximate market value of $21.7 to $24.7 million as of December 31, 2009
- The fair market value of the assets is not sufficient to cover the Company's total recourse debt of $28.9 million
- The Company does not value the following assets which do not appear on balance sheet and have no value to Crystal River as a standalone Company; separately, we have we received no bids that specifically ascribed value to these items:
  - CMBS Special servicing rights
  - NOLs

	Face Value	Low Value	High Value
Cash[(1)]	$1.0	$1.0	$1.0
CMBS[(2)]	$270.0	$5.1	$5.1
RMBS[(2)]	37.5	1.3	1.3
CDO[(2)]	212.0	0.0	0.0
Restricted Cash[(3)]	-	$4.3	$4.3
Equity in NNN Real-Estate[(4)]	-	$10.0	$13.0
Total Assets	-	**$21.7**	**$24.7**
Less: BAM Facility		($28.9)	($28.9)
Less: Accounts Payable[(1)]		(1.1)	(1.1)
Less: Projected Deal Expenses[(5)]		(4.2)	(4.2)
Net Asset Value		**($12.6)**	**($9.6)**
Net Asset Value / Share		***($0.50)***	***($0.38)***

(1) Cash balance and payables as of 01/31/2010.
(2) Source: Asset pricing provided by the Manager, as of 12/31/2009.
(3) Restricted cash items are assets to Crystal River shareholders. Values presented relate to the Nationwide escrow ($3.4 million) and CDS Over-Collateralization ($0.9 million). Realized value over time may be lower.
(4) Low and high values represent range of indications of interest received from bidders in November 2009.
(5) Based on Broadpoint.Gleacher's estimate of future transaction costs.

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PROJECT KANU

Broadpoint.Gleacher

Historical Trading Analysis(1) (1) Source: Capital IQ.  Market statistics as of 02/22/2010. Crystal River is currently trading 151.5% above its LTM low and at a 68.4% discount to its LTM high, which occurred on August 3rd, 2009 The Company’s shares are thinly traded; the average daily volume over the past six months was approximately 45,000 shares a day, representing an aggregate dollar volume of approximately $38,000 Historical Trading Analysis Share Price Performance Daily Trading Volume Prem. / (Disc.) Volume % of Price to Current (in Thousands) Shares Out. Current Share Price $0.78 0.0% 1-Month VWAP $0.58 (26.0%) 1-Month Median 25.00 0.10% 3-Month VWAP $0.47 (40.0%) 3-Month Median 47.40 0.19% 6-Month WVAP $0.81 4.0% 6-Month Median 46.80 0.19% 52-Week High $2.47 216.7% 52-Week Median 39.13 0.16% 52-Week Low $0.31 (60.2%)

Crystal River Volume Traded Analysis(1) (1) Source: Capital IQ.  Market statistics as of 02/22/2010. Last 1 Month Last 3 Months Last 6 Months Last 12 Months Weighted Average Price: $1.08 Total Shares Traded (mm): 15.93 Percentage of Free Float: 65.5% Weighted Average Price: $0.81 Total Shares Traded (mm): 10.09 Percentage of Free Float: 41.5% Weighted Average Price: $0.47 Total Shares Traded (mm): 4.31 Percentage of Free Float: 17.7% Weighted Average Price: $0.58 Total Shares Traded (mm): 0.78 Percentage of Free Float: 3.2% 0.0 2.0 4.0 6.0 < $0.50 $0.50 - $0.99 $1.00 - $1.49 > $1.49 Volume (millions) 18.9%  24.4%  25.0%  31.7%  0.0 1.0 2.0 < $0.42 $0.42 - $0.46 $0.47 - $0.51 > $0.51 Volume (millions) 27.5%  33.3%  19.9%  19.3% Volume (millions) 0.3 0.2 0.1 0.0 13.9% 25.1% 26.1% 34.9% <$0.43 $0.43 - $0.48 $0.49 - $0.54 >$0.54 Volume (millions) 4.0 3.0 2.0 1.0 0.0 29.8% 30.4% 31.6% 8.2% <$0.50 $0.50 - $0.99 $1.00 - $1.49 >$1.49

NOL Summary and Considerations ($ in millions) Crystal River anticipates tax losses over the coming years related to principal losses in its CMBS and RMBS portfolio. Given that these losses have not occurred yet, any value derived from the resulting NOL is speculative The present value of the Company’s NOLs declines materially if a Change in Control (“CIC”) occurs as a result of a transaction Section 382 limits the use of NOLs generated prior to the CIC and, in certain cases, those generated up to twelve months after a CIC Crystal River is expected to generate $275.7 million (40.3%) of its NOLs during 2010 NOL value differs based on many factors Realizable value of NOLs highly dependent on transaction structure as well as tax status of buyer NOLs would not be useful to shareholders in a steady state Since the Company is not generating any taxable income, the NOLs are only useful in the context of a transaction Schedule of Projected NOLs(1) (1) Source: The Manager as of 01/27/2010. Jan - May - 2010 Apr-11 Dec-11 2012 2013 2014 2015 2016 CRZ $87.4 $20.4 $40.2 $19.6 $16.0 $8.2 $11.9 $0.0 CDO1 112.9 24.4 28.4 12.1 2.8 0.4 0.0 0.0 CDO2 75.4 19.9 63.6 12.8 30.5 23.7 31.3 32.1 Total $275.7 $64.7 $132.2 $44.5 $49.3 $32.4 $43.2 $32.1

STRICTLY PRIVATE & CONFIDENTIAL

CMBS Special Servicing Rights Summary

- CMBS transactions are serviced over the life of the securitization by master servicers and special servicers who are designated in pooling and servicing agreements executed at the time of initial securitization
  - The master servicer conducts day to day administrative duties and manages the flow of payments between noteholders and borrowers
  - The special servicer assumes servicing duties on troubled transactions, including those where loans underlying the securitization have become delinquent
  - The special servicer's function is to maximize value for security holders; its responsibilities include restructuring loans and liquidating assets as necessary
- Typically, special servicers are designated by the majority holder of the junior most class in any securitization
  - Crystal River controls these special servicing designation rights based on its ownership positions in the securitizations below
- Special servicers are typically paid 25 bps per annum on the principal value of specially serviced loans and 100 bps on the amounts ultimately resolved by the special servicer either through workout, liquidation or payment of principal and interest
- As a condition of the offer letter from Brookfield, the CMBS special servicing rights associated with Crystal River's CMBS holdings will be sold
- The value of the CMBS special servicing rights cannot be realized by the Company in the current state because it is not a rated special servicer and also the value of the CMBS special servicing is speculative depending upon the timing and severity of defaults of the underlying loans

Selected CMBS Securitization Special Servicers

Deal	Deal Size	Purchase Date	% CRZ Owns of Lowest-Rated	Special Servicer Current
WBCMT 2005-C18	$1,405	5/19/2005	100.0%	Helios AMC
GMACC 2005-C1	2,218	6/16/2005	100.0%	Helios AMC
COMM 2005-C6	3,381	8/19/2005	100.0%	Capmark
BSCMS 2005-PWR9	2,152	9/28/2005	100.0%	Helios AMC
CSMC 2006-C1	3,005	3/22/2006	80.2%	Helios AMC

PROJECT KANU

35

Broadpoint.Gleacher

Appendices 4

Financial Projections A

Source Documents Face values and assorted historical information from Crystal River Q3 2009 10Q and 2008 10K as well as selected older filings  Asset pricing from:  Crystal River Secured Loan Collateral Summary as of 01/15/10 – values as of 12/31/09 as provided by the Manager Crystal River Market Value Summary as of 12/31/09 as provided by the Manager Cash flow projections through 2017 from Crystal River Cash Flow Models as of 12/31/09, 09/30/09 and 07/31/09 as provided by the Manager Historical share price performance from Capital IQ Comparable company and precedent transaction information based on public filings, Bloomberg and Capital IQ CMBS securitization ownership and CMBS special servicing information from Intex, Trepp and Pooling and Servicing Agreements (“PSA”s) WACC assumptions from Bloomberg, Ibbotson’s, select DIP financing transactions and comparable company analyses Shareholder summary from Thomson and public filings

Cash Flow Assumptions  Projections generated using a statistical loan level model provided by the Manager Incorporates a forward home price decline of (-6%) CMBS Cash flows generated using three primary sources:  1) The Manager’s underwriting – used for larger-sized loans in securitization with a higher likelihood of default 2) Moody’s Commercial Mortgage Metrics – used if available and loans is not underwritten 3) The Manager’s Net Operating Income (“NOI”) stress test – used for remainder of loans For loans expected to default, a 75% advancing assumption is used to simulate interest shortfalls A lag period of 12-18 months is assumed for a workout of a loan that goes into default Cash flows are also examined for loan specific variance: loan liquidations, appraisal reductions and interest shortfalls RMBS CDOs Crystal River continues to receive management fees for both CDO 1 and CDO 2 Fees are generated on the remaining principal balance in both CDOs – CDO 1 calculates quarterly, CDO 2 calculates monthly As the remaining balances decline, the fees decline – The current quarterly fee for CDO 1 is approximately $20,000; the current monthly fee for CDO 2 is approximately $15,000 The Company does not receive principal or interest payments from CDO 1 or CDO 2 No positive changes in ratings or appraisals are assumed during the projection period

STRICTLY PRIVATE & CONFIDENTIAL

Cash Flow Assumptions (Continued)

Triple-Net Leased Assets	▪ Projections based on lease agreements, loan documents and the Manager's estimates ▪ Phoenix, Houston and Arlington rent based on lease agreement, growing at the lesser of 2% or CPI, with a floor of 0% growth in any given year ▪ Rent enhancement payments from Brookfield Opportunity Fund are paid on schedule and laid out in each lease ▪ Debt service based on loan documents ▪ Parking garage income in Phoenix property per the Manager's estimates ▪ Taxes / insurance per the Manager's estimates
Nationwide Escrow	▪ Projections from the Manager – results from an escrow deposit associated with the sale of the Nationwide portfolio of loans ▪ Crystal River is responsible for the difference between T-flat and T+90bps in the event any of the loans prepay – balance in escrow is approximately $3.4 million
Brookfield Interest and Other Operating Costs	▪ The Manager continues to provide employees and infrastructure at no cost ▪ Interest on Brookfield line paid at 250bps spread over LIBOR; Brookfield line assumed to be refinanced at maturity and no paydown contemplated in forecast period ▪ Public company costs assumed ~ $4.6 million per year ▪ Other operating expenses (Special Committee, financial and legal advisory fees and restructuring fees) ~ $3 million not included in projections – these expenses were incurred in January 2010
CRE / TruPS Interest	▪ Interest and principal from CRE not included due to the transfer of the Forestville loan and Walgreens mezzanine loan in exchange to affiliates of RAIT Financial Trust ▪ Interest on TruPS no longer paid due to the elimination of the TruPS in the exchange with affiliates of RAIT Financial Trust

PROJECT KANU

40

Broadpoint.Gleacher

Annual Cash Flow Projection Detail(1) ($ in millions) (1) Source: The Manager, as of 12/31/2009.  2010 represents a stub year beginning on 02/01/2010.  2010 2011 2012 2013 2014 2015 2016 2017 Total Cash Flow $10.2 $6.7 $5.1 $4.1 $4.1 $3.4 $3.2 $1.6 Normal Operating Expenses ($4.4) ($4.6) ($4.6) ($4.6) ($4.6) ($4.6) ($4.6) ($4.6) Non-recurring Expenses (1.1) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Interest Expense ($0.8) ($1.2) ($1.6) ($1.9) ($2.0) ($2.1) ($2.2) ($2.3) Net Operating Income $3.9 $0.9 ($1.2) ($2.4) ($2.6) ($3.4) ($3.7) ($5.3) Cash Balance $4.9 $5.7 $4.6 $2.2 ($0.3) ($3.7) ($7.4) ($12.6)

Quarterly Cash Flow Projection Detail(1) ($ in millions) (1) Source: The Manager, as of 12/31/2009.  Q1 2010 represents a stub quarter beginning on 02/01/2010.  Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Total Cash Flow $2.3 $2.9 $2.6 $2.3 $2.1 $1.7 $1.5 $1.4 $1.5 $1.2 $1.3 $1.1 Normal Operating Expenses ($2.3) ($0.7) ($0.7) ($0.7) ($2.5) ($0.7) ($0.7) ($0.7) ($2.5) ($0.7) ($0.7) ($0.7) Non-recurring Expenses (1.1) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Interest Expense ($0.1) ($0.2) ($0.2) ($0.2) ($0.3) ($0.3) ($0.3) ($0.3) ($0.4) ($0.4) ($0.4) ($0.4) Net Operating Income ($1.1) $2.0 $1.6 $1.4 ($0.6) $0.7 $0.5 $0.4 ($1.4) $0.1 $0.1 ($0.0) Cash Balance ($0.2) $1.8 $3.5 $4.9 $4.2 $4.9 $5.4 $5.7 $4.3 $4.4 $4.6 $4.6

WACC Analysis B

WACC Summary(1) (1) See next page for detail on all assumptions. Capital asset pricing model (CAPM) 24.94% = 3.69% + (1.80 x 6.50%) + 9.53% Cost of Equity Cost of Debt 15.73% = 15.73% x (1 - 0.00) Cost of Debt After Tax Normalized Cost of Debt Marginal Tax Rate Weighted Average Cost of Capital WACC Sensitivity Analysis 16.05% = 24.94% x 3.43% + 15.73% x 96.57% WACC Cost of Equity Share of Equity Cost of Debt After Tax Share of Debt Cost of Equity Risk Free Rate Equity Risk Premium Small Stock Risk Premium Relevered Equity Beta Cost of Debt 13.7% 14.7% 15.7% 16.7% 17.7% 3.0% 14.1% 15.1% 16.1% 17.0% 18.0% 5.0% 14.1% 15.1% 16.0% 17.0% 17.9% 10.0% 14.1% 15.0% 15.9% 16.8% 17.7% 15.0% 14.1% 14.9% 15.8% 16.6% 17.5% 20.0% 14.0% 14.8% 15.6% 16.4% 17.2% Share of Equity

WACC Analysis Assumptions Represents yield on 10-Year US Treasuries as of February 23, 2010 Risk Free Rate Broadpoint.Gleacher estimate based on current market conditions. Detail on next page Relevered Equity Beta Per Ibbotson’s 2009 Valuation Yearbook Equity Risk Premium Per Ibbotson’s 2009 Valuation Yearbook Small Stock Risk Premium Based on median cost of debt on recent Debtor-In-Possession (“DIP”) financing transactions. Detail is in subsequent pages Normalized Cost of Debt REITs are structured such that they benefit from tax code provisions minimizing taxes Marginal Tax Rate Based on median capital structure of comparable companies Capital Structure

STRICTLY PRIVATE & CONFIDENTIAL

WACC Analysis[1]

($ in millions)

WACC Analysis

Crystal River	16.0%

Target Equity Percentage[2]	3.4%	Target Debt Percentage	96.6%	Tax Rate	0.0%
Market Risk Premium[3]	6.5%	Risk Free Rate[5]	3.7%	Relevered Equity Beta[6]	1.80
Expected Cost of Equity[4]	24.9%	Expected Cost of Debt	15.7%	Median Asset Beta	0.06

Company	Market Value of Equity	Market[7] Value of Net Debt	Total Cap.	Net Debt / Total Cap.	Equity / Total Cap.	Adjusted[8] Equity Beta	Unlevered[9] Asset Beta
Anthracite Capital, Inc.	$18	$1,911	$1,928	99.1%	0.9%	2.20	0.02
Arbor Realty Trust Inc.	63	1,771	1,834	96.6	3.4	1.80	0.06
Capital Trust, Inc.	38	2,105	2,143	98.2	1.8	1.86	0.03
Gramercy Capital Corp.	181	4,934	5,115	96.5	3.5	2.65	0.09
iStar Financial Inc.	426	11,194	11,620	96.3	3.7	2.05	0.08
JER Investors Trust Inc.	1	194	195	99.6	0.4	1.51	0.01
Newcastle Investment Corp.	116	4,893	5,009	97.7	2.3	1.97	0.05
NorthStar Realty Finance Corp.	328	1,558	1,886	82.6	17.4	1.56	0.27
RAIT Financial Trust	128	1,902	2,030	93.7	6.3	1.83	0.12
			Mean	95.6%	4.4%	1.94	0.08
			Median	96.6	3.4	1.86	0.06
			High	99.6%	17.4%	2.65	0.27
			Low	82.6	0.4	1.51	0.01

(1) Source: Company filings and Wall Street research. All financial calendarized to December for comparative purposes. Market statistics as of 02/22/10.
(2) Capital structure based on median of the comparable companies.
(3) The long-horizon expected equity risk premium. Source: "Stocks, Bonds, Bills, and Inflation," Ibbotson Associates, 2009 Valuation Yearbook.
(4) Includes small stock risk premium of 9.53%.
(5) Represents yield on the 10-year U.S. Government Bonds as of 02/23/10.
(6) Calculated using following formula: $B_L=B_U*[1+(1-T_C)*(D/E)]$. Assumes median asset beta from the comparable companies.
(7) For the purposes of this analysis, all debt valued at par.
(8) Represents beta regressed weekly versus the S&P 500 over the past three years.
(9) Calculated using the following formula: $B_U=B_L/[1+(1-T_C)*(D/E)]$.

PROJECT KANU
46
Broadpoint.Gleacher

Comparable Debt Securities Summary  Assuming a LIBOR of 0.867%(1), the median spread of recent DIP financings of 9.44% and incorporating relevant closing and back-end fees, Broadpoint.Gleacher estimates a normalized cost of debt of 15.73% for Crystal River (1) Source: Bloomberg as of 02/23/2010. Summary Statistics LIBOR Spreads Closing Fees Back-end Fees Median:  2.25% Median:  9.44% Median:  3.00% 0% 3% 6% 9% 12% Dec-08 Mar-09 Jul-09 Oct-09 Jan-10 0% 5% 10% 15% 20% 25% Dec-08 Mar-09 Jul-09 Oct-09 Jan-10 LIBOR Spread Closing Fee Back-end Fee Mean 9.54% 2.86% 3.01% Median 9.44% 3.00% 2.25% High 19.69% 10.00% 20.00% Low 2.50% 0.26% 0.25% 0% 5% 10% 15% 20% 25% Dec-08 Mar-09 Jul-09 Oct-09 Jan-10

DCF Detail C

DCF Detail (Scenario 1)(1) ($ in millions; except per share) (1) Source: The Manager, as of 12/31/2009.  2010 is a stub year commencing on 02/01/2010.  Cash balance as of 01/31/2010. 2010 2011 2012 2013 1H 2014 Total Cash Flow $10.2 $6.7 $5.1 $4.1 $2.1 Normal Operating Expenses (4.4) (4.6) (4.6) (4.6) (3.2) Non-recurring Expenses (1.1) 0.0 0.0 0.0 0.0 Unlevered Cash Flow $4.7 $2.1 $0.5 ($0.5) ($1.1) PV of Unlevered Cash Flow $4.3 $1.6 $0.3 ($0.4) ($0.6) Using 16.0% WACC PV of Cash Flows $5.2 Less: Outstanding Recourse Debt (28.9) Plus: Cash 1.0 Equity Value ($22.7) Shares Outstanding (mm) 25.4 Implied Price / Share ($0.90)

DCF Detail (Scenario 2)(1) ($ in millions; except per share) (1) Source: The Manager, as of 12/31/2009.  2010 is a stub year commencing on 02/01/2010.  Cash balance as of 01/31/2010. 2010 2011 2012 2013 2014 2015 2016 2017 Total Cash Flow $10.2 $6.7 $5.1 $4.1 $4.1 $3.4 $3.2 $1.6 Normal Operating Expenses (1.1) (1.2) (1.2) (1.2) (1.2) (1.2) (1.2) (1.2) Non-recurring Expenses (1.1) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Unlevered Cash Flow $7.9 $5.5 $3.8 $2.9 $2.8 $2.1 $1.9 $0.4 PV of Unlevered Cash Flow $7.4 $4.5 $2.7 $1.7 $1.5 $1.0 $0.7 $0.1 Using 16.0% WACC PV of Cash Flows $19.6 Less: Outstanding Recourse Debt (28.9) Plus: Cash 1.0 Equity Value ($8.3) Shares Outstanding (mm) 25.4 Implied Price / Share ($0.33)